Exhibit 99.5

Execution Version

AMENDED AND RESTATED COOPERATION AGREEMENT

This Amended and Restated Cooperation Agreement, dated as of April 3, 2024 (this “Agreement”), is by and among TuSimple Holdings Inc. (the “Company”) and Mo Chen (“Executive”).

WHEREAS, as of the Effective Date (as defined below), Executive serves as the Executive Chairman of the board of directors of the Company (the “Board”) and, together with his Family Members and Affiliates and other parties who are subject to a proxy or voting agreement, for so long and only so long as such other parties are subject to a proxy or voting agreement, in each case listed on Schedule 1 hereto (collectively, the “Executive 13D Group”), Beneficially Owns 19,734,628 shares of Class A common stock of the Company, par value $0.0001 per share (“Class A Common Stock”), and 24,000,000 shares of Class B common stock of the Company, par value $0.0001 per share (“Class B Common Stock”, collectively, the “Common Stock”);

WHEREAS, the Board has previously approved restructuring plans with the aim of winding down the Company’s U.S. operations, which may include sales of U.S. assets (the “Restructuring”), in order to facilitate the Company’s strategic shift to the Asia-Pacific region;

WHEREAS, it is anticipated that, in addition to the Restructuring, subject to and in accordance with applicable law, the Common Stock (i) will cease to be registered under the Securities Act of 1933, as amended (the “Securities Act”), and (ii) will be delisted from the NASDAQ Stock Market LLC and may begin trading on the OTC;

WHEREAS, the parties acknowledge that the deregistration and delisting of the Common Stock (i) will eliminate the corporate governance requirements currently imposed upon by the Company by NASDAQ and U.S. securities laws and (ii) may increase the price and trading volatility of the Common Stock given the potential illiquidity of securities traded on the OTC market;

WHEREAS, in light of the foregoing, the Company and Executive entered into that certain cooperation agreement (the “Cooperation Agreement”) on January 16, 2024 (the “Effective Date”) setting forth certain rights, limitations and obligations of the Company and Executive in respect of, among other things, Executive’s Beneficial Ownership of the Common Stock and any acquisition thereof subsequent to the Effective Date, as provided herein; and

WHEREAS, the parties to the Cooperation Agreement desire to enter into this Agreement to amend and restate the Cooperation Agreement.

NOW, THEREFORE, in consideration of the covenants and agreements contained herein, and for other good and valuable consideration, the receipt and sufficiency of which is hereby acknowledged, the parties hereto agree as follows:

1. Standstill Provisions. During the period (the “Standstill Period”) commencing on the Effective Date and ending on the date that is two (2) years from the effective date of a Form 15 filed by the Company in respect of the Class A Common Stock, Executive shall not, and shall cause and direct his Family Members and Affiliates (and any Associates of the foregoing) and any other member of the Executive 13D Group not to, directly or indirectly, in any manner, take any of the following actions (unless prior Independent Approval has been obtained):

(a) acquire, offer to acquire, or cause to be acquired any ownership or other interest in any Class A Common Stock or any Synthetic Position, or otherwise enter into any contract, arrangement, understanding or relationship (or modify or amend any such existing contract, arrangement, understanding or relationship) with respect to any Class A Common Stock or any Synthetic Position, such that Executive would have Beneficial Ownership of more than (i) 25% of the issued and outstanding Class A Common Stock or (ii) in the event Executive’s Beneficial Ownership is greater than 25% of the issued and outstanding Class A Common Stock (after receiving prior Independent Approval hereunder), any acquisition of more than 3% of the issued and outstanding Class A Common Stock immediately following the consummation of such transaction;

(b) solicit proxies or written consents of stockholders or conduct any other type of referendum (binding or non-binding) with respect to, or from the holders of, Voting Securities, or become a “participant” (as such term is defined in Instruction 3 to Item 4 of Schedule 14A promulgated under the Securities Exchange Act of 1934, as amended (the “Exchange Act”)), in or assist, advise, knowingly encourage or knowingly influence any Third Party in any “solicitation” of any proxy, consent or other authority (as such terms are defined under the Exchange Act) to vote any Voting Securities, against (or to withhold support for) or that is intended to seek the removal of, or is in support of any “competing” nominee or slate running against, any Independent Director (as defined herein) then serving on the Board or any Company Nominee (as defined herein);

(c) other than through open market or block trade brokered sale transactions where (i) the identity of the purchaser is unknown to Executive, or (ii) Executive does not directly or indirectly select or influence the selection of the purchaser, sell, offer or agree to sell any Voting Securities of the Company to any Third Party that, to the knowledge of Executive after due inquiry, (x) has aggregate Beneficial Ownership (together with its Affiliates and Associates) of more than 9.9% of the issued and outstanding Common Stock or (y) would result in such Third Party having aggregate Beneficial Ownership (together with its Affiliates and Associates) of more than 9.9% of the issued and outstanding Common Stock;

(d) effect or seek to effect, offer or propose to effect, cause or participate in, or in any way assist, facilitate or encourage any other Person to effect or seek, offer or propose to effect or participate in, any tender or exchange offer, merger, consolidation, acquisition, scheme, arrangement, business combination, recapitalization, reorganization, sale or acquisition of all or a substantial portion of the Company’s assets, liquidation, dissolution or other extraordinary transaction involving the Company or any of its subsidiaries or any of their respective securities (each, an “Extraordinary Transaction”);

(e) except as is reasonably acceptable to the Company, form or join in a partnership, limited partnership, syndicate or other group, including a “group” as defined under Section 13(d) of the Exchange Act, with respect to the Voting Securities (excluding any group composed solely of Executive’s Family Members and his and their respective Affiliates and any member of the current Executive 13D Group);

(f) (i) solicit, initiate, discuss, negotiate, enter into or effectuate, directly or indirectly, any related party transaction between the Company or any of its subsidiaries and Hydron, Inc. or any of its subsidiaries, or (ii) cause any funds of the Company or any of its subsidiaries to be used for or to advance the business of Hydron, Inc. or its subsidiaries.

(g) enter into any discussions, negotiations, agreements, or understandings with any Third Party with respect to any of the foregoing, or assist, advise, knowingly encourage or knowingly influence any Third Party to take any action or make any statement with respect to any of the foregoing, or otherwise take or knowingly cause any action, or make any statement, inconsistent with any of the foregoing; or

(h) (i) contest the validity of, or (ii) publicly request any waiver of, the obligations set forth in this Section 1; provided, that clause (g) shall not be deemed to prevent Executive from defending any claim by the Company that Executive has breached this Section 1.

Notwithstanding anything in this Agreement to the contrary, the foregoing provisions of this Section 1 shall not be deemed to restrict Executive in the exercise of his fiduciary duties to the Company and all of its stockholders.

2. Voting Commitments. Executive agrees that it will cause all Voting Securities Beneficially Owned by Executive as of the record date for any meeting of stockholders (or action via written consent) of the Company occurring during the Standstill Period (including, for the avoidance of doubt, Beneficial Ownership of any Voting Securities acquired after the date of this Agreement) to be present for quorum purposes and voted at such meetings in favor of any nominees of Board to serve as Independent Directors (“Company Nominees”), and against (or to withhold votes for) any director nominee for a position or vacancy on the Board that would otherwise be filled by any such Company Nominee, if elected.

3. Representations and Warranties of All Parties. Each of the parties represents and warrants to the other party that: (a) such party has all requisite power and authority to execute and deliver this Agreement and to perform its obligations hereunder, (b) this Agreement has been duly and validly authorized, executed and delivered by it and is a valid and binding obligation of such party, enforceable against such party in accordance with its terms (subject to applicable bankruptcy and similar laws relating to creditors’ rights and to general equity principles), and (c) this Agreement will not result in a violation of any terms or conditions of any agreements to which such Person is a party or by which such party may otherwise be bound or of any law, rule, license, regulation, judgment, order or decree governing or affecting such party.

4. Extraordinary Transactions. During the Standstill Period: (i) any Extraordinary Transaction between the Company or its subsidiaries and Executive and/or his Family Members or Affiliates (and/or any Associates of the foregoing) and/or any other member of the Executive 13D Group shall be negotiated with and approved by an Independent Special Committee or a majority of the Independent Directors then serving on the Board; and (ii) Executive shall not, directly or indirectly, in any way participate in such a transaction, unless such Extraordinary

Transaction provides for the same type and amount of per share consideration (or the right to elect to receive the same type and amount of consideration), in respect of shares of Common Stock and/or any other equity interests of the Company or its subsidiaries that is subject to such Extraordinary Transaction (excluding, for the avoidance of doubt, any customarily “excluded shares” such as dissenting stockholders); provided, that, with respect to any such Extraordinary Transaction involving less than 100% of the Common Stock, each holder of Common Stock (other than customarily “excluded shares” such as dissenting stockholders) must have the same right to participate in such Extraordinary Transaction, including with respect to the election to participate in such transaction (if any) on the same economic terms and to proportionate treatment (based on economic ownership) in the case of any cut-back mechanics or offer limitations. Executive shall not, directly or indirectly, enter into any other transaction in connection with an Extraordinary Transaction that would, or may reasonably result in, additional or disparate consideration for Executive in avoidance of the intent of this provision.

5. Certain Actions.

(a) Effective as of the Effective Date, the Board has approved an amendment to the Company’s amended and restated by-laws in the form attached as Annex I hereto (the “Amended Bylaws”). The parties hereto agree that, until the end of the Standstill Period, the provisions of the Amended Bylaws set forth in Annex I hereto shall remain in full force and effect, and shall not be, amended, modified or invalidated without having first obtained Independent Approval of such amendment, modification or invalidation.

(b) The parties agree that the following directors of the Company currently qualify as Independent Directors: James Lu, Zhen Tao, Tyler McGaughey and Michael Mosier (the “Existing Independent Directors”). During the Standstill Period, the Company shall ensure that at all times the Board shall have at least three (3) Independent Directors, which may include any of the Existing Independent Directors. Should any of the Independent Directors then serving on the Board resign from the Board, become unable to serve on the Board due to death, disability or other reasons or otherwise cease to serve on the Board for any reason prior to the expiration of the Standstill Period, the Board will have the right to appoint to the Board a replacement Independent Director (a “Replacement”). In addition, in the event any Independent Director is up for (re)election during the Standstill Period, the Board will have the right to nominate for (re)election to such position such Independent Director or another person who qualifies as an Independent Director (an “Independent Director Nominee”). At each meeting of stockholders of the Company held during the Standstill Period at which directors are to be elected, the Company’s slate of nominees for election as directors shall include each such Independent Director Nominee. The Company shall recommend that the Company’s stockholders vote in favor of the election of each Independent Director Nominee at each such meeting and shall support the Independent Director Nominees for (re)election at each such meeting in substantially the same manner as the Company’s other nominees.

(c) Neither the Company nor the Board nor any committee thereof, on the one hand, or Executive or any Affiliate thereof, on the other hand, shall take any action that would be reasonably likely to materially interfere with the purposes of this Agreement. Except as contemplated by Section 5(a) above in respect of the Amended Bylaws, unless required by applicable law or stock exchange rules or listing standards, the Company shall not alter, amend or adopt any Company policies or procedures, corporate governance guidelines or other organizational documents in a manner that would be reasonably likely to materially interfere with the purpose of this Agreement.

(d) Any decision by the Company to enforce, amend, modify or waive any provision of this Agreement shall be made solely by an Independent Special Committee or a majority of the Independent Directors then serving on the Board. In the event the Company fails to enforce or take any action under this Agreement as directed or approved by an Independent Special Committee or a majority of the Independent Directors then serving on the Board, the Independent Directors shall have the right, in the name and on behalf of the Company, to specifically enforce and take any action reasonably necessary to enforce and perform the terms and condition hereof on behalf of the Company.

6. Certain Defined Terms. For purposes of this Agreement:

(a) The terms “Affiliate” and “Associate” shall have the respective meanings set forth in Rule 12b-2 promulgated by the United States Securities and Exchange Commission (the “SEC”) under the Exchange Act.

(b) The terms “Beneficial Ownership” and “Beneficially Own” (and similar terms) means having the right or ability to vote, cause to be voted or control or direct the voting of, any Voting Securities (in each case whether directly or indirectly, including pursuant to any agreement, arrangement or understanding, whether or not in writing); provided, that a Person shall be deemed to have “Beneficial Ownership” of any Voting Securities that such Person has a right, option or obligation to own, acquire or control or direct the voting of upon conversion, exercise, expiration, settlement or similar event (an “Exercise”) under or pursuant to (i) any Derivative (whether such Derivative is subject to Exercise immediately or only after the passage of time or upon the satisfaction of one or more conditions) and (ii) any Synthetic Position that is required or permitted to be settled, in whole or in part, in Voting Securities.

(c) “Family Member” shall have the meaning ascribed to such term under Item 404 of Regulation S-K.

(d) “Independent Approval” means the approval of (i) an Independent Special Committee or (ii) a majority of the Independent Directors then serving on the Board.

(e) “Independent Director” means a director who is not an executive officer or employee of the Company or any of its subsidiaries, who would satisfy the standards for being considered an independent director under Nasdaq marketplace rules (regardless of whether or not the Company is then subject to such rules) and who, in the opinion of a majority of the Independent Directors then serving on the Board, has no relationship which would interfere with the exercise of independent judgment in carrying out the responsibilities of a director; provided, that an Independent Director shall not include (a) Executive or any Family Member or Affiliate of Executive (or any Associate of the foregoing), (b) any other member of the Executive 13D Group, (c) any person who is an employee of Executive or any of his Affiliates or Associates, or (d) any person who, directly or indirectly, in the opinion of a majority of the Independent Directors then serving on the Board, has a material business, social, familial, charitable or economic relationship with Executive or any person or entity set forth in clause (a) or (b) above (other than through his or service as an Independent Director).

(f) “Independent Special Committee” means a committee of the Board comprised solely of Independent Directors.

(g) “Person” shall mean any individual, corporation (including not-for-profit), general or limited partnership, limited liability or unlimited liability company, joint venture, estate, trust, association, organization or other entity of any kind or nature.

(h) “Synthetic Position” shall mean any option, warrant, convertible security, stock appreciation right, or other security, contract right or derivative position or similar right (including any “swap” transaction with respect to any security, other than a broad based market basket or index) (each of the foregoing, a “Derivative”), whether or not presently exercisable, that has an exercise or conversion privilege or a settlement payment or mechanism at a price related to the value of Class A Common Stock or a value determined in whole or in part with reference to, or derived in whole or in part from, the value of Class A Common Stock and that increases in value as the market price or value of Class A Common Stock increases or that provides an opportunity, directly or indirectly, to profit or share in any profit derived from any increase in the value of Class A Common Stock, in each case regardless of whether (i) it conveys any voting rights in such Class A Common Stock to any Person, (ii) it is required to be or capable of being settled, in whole or in part, in Class A Common Stock or (iii) any Person (including the holder of such Synthetic Position) may have entered into other transactions that hedge its economic effect.

(i) “Third Party” shall mean any Person other than the Company, Executive and their respective Affiliates, Associates, Family Members and representatives.

(j) “Voting Securities” shall mean the Class A Common Stock, the Class B Common Stock, and any other securities of the Company entitled to vote in the election of directors.

7. Governing Law; Jurisdiction. This Agreement shall be governed by and construed and enforced in accordance with the laws of the State of Delaware without reference to the conflict of laws principles thereof. Each of the parties hereto irrevocably agrees that any legal action or proceeding with respect to this Agreement and the rights and obligations arising hereunder, or for recognition and enforcement of any judgment in respect of this Agreement and the rights and obligations arising hereunder brought by the other party hereto or its successors or assigns, shall be brought and determined exclusively in the Delaware Court of Chancery and any state appellate court therefrom within the State of Delaware (or, if the Delaware Court of Chancery declines to accept jurisdiction over a particular matter, any federal court within the State of Delaware). Each of the parties hereto hereby irrevocably submits with regard to any such action or proceeding for itself and in respect of its property, generally and unconditionally, to the personal jurisdiction of the aforesaid courts and agrees that it will not bring any action relating to this Agreement in any court other than the aforesaid courts. Each of the parties hereto hereby irrevocably waives, and agrees not to assert in any action or proceeding with respect to this Agreement, (a) any claim that it is not personally subject to the jurisdiction of the above-named courts for any reason, (b) any claim that it or its property is exempt or immune from jurisdiction of any such court or from any legal process commenced in such courts (whether through service of notice, attachment prior to judgment, attachment in aid of execution of judgment, execution of judgment or otherwise) and (c) to the fullest extent permitted by applicable legal requirements, any claim that (i) the suit, action or proceeding in such court is brought in an inconvenient forum, (ii) the venue of such suit, action or proceeding is improper or (iii) this Agreement, or the subject matter hereof, may not be enforced in or by such courts.

8. No Waiver. Any waiver by any party of a breach of any provision of this Agreement shall not operate as or be construed to be a waiver of any other breach of such provision or of any breach of any other provision of this Agreement. The failure of a party to insist upon strict adherence to any term of this Agreement on one or more occasions shall not be considered a waiver or deprive that party of the right thereafter to insist upon strict adherence to that term or any other term of this Agreement.

9. Entire Agreement. This Agreement contains the entire understanding of the parties with respect to the subject matter hereof and may be amended or modified in accordance with Section 15.

10. Notices. All notices, consents, requests, instructions, approvals and other communications provided for herein and all legal process in regard hereto shall be in writing and shall be deemed validly given, made or served, if (a) given by email, when such email is sent to the email address set forth below during normal business hours and the appropriate confirmation is received or (b) if given by any other means, when actually received during normal business hours at the address specified in this subsection:

if to the Company:

TuSimple Holdings Inc.

9191 Towne Centre Drive

Suite 150

San Diego, California 92122

Attention: Independent Directors

Email: james.lu@tusimple.ai; zhen.tao@tusimple.ai

with a copy (which shall not constitute notice) to:

Willkie Farr & Gallagher LLP

787 Seventh Avenue

New York, NY 10019

Attention: Russell Leaf; Sean Ewen

Email: rleaf@willkie.com; sewen@willkie.com

if to Executive:

Mo Chen

3282 King Edward Ave. W

Vancouver, BC V6L 1 V7, Canada

Email: mo.chen@tusimple.ai

11. Severability. If any provision of this Agreement shall be held by any court of competent jurisdiction to be illegal, void or unenforceable, such provision shall be of no force and effect, but the illegality or unenforceability of such provision shall have no effect upon the legality or enforceability of any other provision of this Agreement.

12. Counterparts. This Agreement may be executed in two or more counterparts, which together shall constitute a single agreement.

13. Successors and Assigns. This Agreement shall not be assignable by any of the parties to this Agreement. This Agreement, however, shall be binding on successors of the parties hereto.

14. No Third-Party Beneficiaries. This Agreement is solely for the benefit of the parties hereto and is not enforceable by any other Persons.

15. Amendments. This Agreement may only be amended pursuant to a written agreement executed by (i) Executive and (ii) the Company (acting with Independent Approval). Any waiver of the Company’s rights under this Agreement shall require Independent Approval.

16. Interpretation and Construction. Each of the parties hereto acknowledges that it has been represented by counsel of its choice throughout all negotiations that have preceded the execution of this Agreement, and that it has executed the same with the advice of said independent counsel. Each party and its counsel cooperated and participated in the drafting and preparation of this Agreement and the documents referred to herein, and any and all drafts relating thereto exchanged among the parties shall be deemed the work product of all of the parties and may not be construed against any party by reason of its drafting or preparation. Accordingly, any rule of law or any legal decision that would require interpretation of any ambiguities in this Agreement against any party that drafted or prepared it is of no application and is hereby expressly waived by each of the parties hereto, and any controversy over interpretations of this Agreement shall be decided without regards to events of drafting or preparation. The section headings contained in this Agreement are for reference purposes only and shall not affect in any way the meaning or interpretation of this Agreement. The term “including” shall be deemed to mean “including without limitation” in all instances. Any share numbers set forth in this Agreement shall be adjusted as necessary for any stock splits, stock dividends, reverse stock splits, recapitalizations or similar events (other than stock buybacks or repurchases).

[Signature Pages Follow]

IN WITNESS WHEREOF, each of the parties hereto has executed this Agreement, or caused the same to be executed by its duly authorized representative as of the date first above written.

TUSIMPLE HOLDINGS INC.

By:	/s/ Cheng Lu
Name:	Cheng Lu
Title:	CEO

EXECUTIVE

By:	/s/ Mo Chen
Mo Chen

[Signature Page to Cooperation Agreement]

SCHEDULE 1

•

Gray Jade Holding Limited, a company incorporated in British Virgin Islands and wholly owned by Mo Chen LLC, a limited liability company organized in Delaware, which is wholly owned by The Chen Family Trust having Mr. Chen as its trustee,

•	THC International Limited, a company incorporated in British Virgin Islands and beneficially owned by Mr. Chen

•	Brown Jade Holding Limited, a company incorporated in British Virgin Islands and beneficially owned by Mr. Chen,

•	White Marble LLC (via proxy and voting agreement)*

•	White Marble International Limited (via proxy and voting agreement)*

*	For so long and only so long as it is subject to the proxy and voting agreement dated November 9, 2022.

ANNEX I

The Amended and Restated Bylaws of the Company shall be amended by adding the below provision as a new Section 1.15 thereof:

•

Section 1.15. The Corporation may not enter into any transaction with any Chen Affiliate (as defined below) or, if the amount involved exceeds $120,000, with any other “related party” as defined under Item 404(a) of Regulation S-K, unless such transaction has been approved by a majority of the Independent Directors (or a committee of the Board comprised solely of Independent Directors), or a majority of the disinterested holders of the Corporation’s Class A Common Stock. A “Chen Affiliate” is defined to include the members of any “group” (as such term is commonly understood under Rule 12b-2), individuals with any familial relation with Mo Chen (the “Chen Family Group”), and any trusts created by or for the benefit of Mo Chen, any such “group” member or any member of the Chen Family Group, or any other corporation, partnership, association or other organization directly or indirectly owned or controlled by Mo Chen, any such “group” member or any member of the Chen Family Group.

•	“Independent Director” shall have the meaning assigned to such term in the Cooperation Agreement, dated January 16, 2024, between the Company and Mo Chen.

The Amended and Restated Bylaws of the Company shall be amended by adding the following to the end of Section 2.1 thereof:

•	The Whole Board shall consist of at least three (3) Independent Directors.